SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 22 September 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under
cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Women the major beneficiaries in Sasol's significant R1,5 billion empowerment transaction

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Women the major beneficiaries in Sasol's significant R1,5 billion empowerment transaction

South African energy and chemical company Sasol today announced that Tshwarisano LFB Investment (Pty) Limited (Tshwarisano), its broad-based black economic empowerment (BEE) partner, would acquire a 12,5% interest in Uhambo Oil Limited (Uhambo Oil) for an amount of R 1,45 billion. The Uhambo Oil transaction is subject to Competition Tribunal approval.

Sasol is providing considerable facilitation and support for Tshwarisano's financing requirements, which amount to about R1,1 billion. Sasol has provided guarantees for this debt and has agreed not to recover guarantee fees, all of which will significantly lower Tshwarisano's cost of borrowing. In addition, Sasol is contributing R45 milion to two trusts, aimed at empowering the severely underprivileged, as well as Uhambo Oil staff and their families.

"These initiatives are aimed at reducing financing costs and improving the long-term business benefits that will accrue to Tshwarisano's broad base of empowerment shareholders," says Sasol CE Pat Davies. "Sasol views transformation in South Africa as a strategic business and moral imperative. We aspire to advancing our empowerment initiatives in ways that are sustainable, credible and of benefit to the Sasol group, all our stakeholders, and the country as a whole," he adds

This follows the joint announcement by Sasol and Petronas of Malaysia in November 2004 where the companies outlined plans to merge their respective liquid fuels businesses, subject to the approval of the competition authorities, into a large and robust joint entity to be named Uhambo Oil Limited. The joint venture was proposed between the Sasol Liquid Fuel Business (previously Sasol Oil), and Engen, the Southern African fuel company controlled by Petronas.

"After concluding and signing definitive agreements for this proposed merger, we have been able to advance our empowerment plans in the liquid fuels business. As a result, we are pleased to announce the formation of an empowerment partnership with Tshwarisano . Tshwarisano will acquire a

12,5% interest in Uhambo Oil, if the pending merger between our liquid fuels business and Engen is approved by the Competition Tribunal," says Davies.

Other shareholders in Uhambo Oil will be Sasol and Petronas, both with 37,5%, and Petronas' empowerment partner Afric Energy Resources with 12,5%. Competition Tribunal hearings on the proposed joint venture take place next month.

If, for any reason, the Competition Tribunal does not rule in favour of the merger, then Tshwarisano will become a 25% shareholder in Sasol's liquid fuels business rather than a 12,5% shareholder in Uhambo Oil.

The Empowerment Partners

Tshwarisano is a broad-based consortium comprising many historically disadvantaged groups. Promoted by Dr Penuell Maduna, Ms Hixonia Nyasulu and Mr Reuel Khoza, who, through various businesses, will collectively hold about 30% of equity in Tshwarisano, other key shareholders owning the majority 70% of equity include:

PulaNala, an Mpumalanga-based consortium comprising various 100% black-owned groupings and associations. These include the Embalenhle Association for the Aged, the Basizeni School for the Disabled, Phakamani Women's Projects, Youth for Revolution of Goodwill, the Zimeleni Disabled Association and the Thanda Empowerment Trust, which has a presence in 30 Mpumalanga townships;

Lelethu Energy and Mineral Group which comprises many 100% black-owned groups mainly domiciled in the Eastern Cape. These include Kholekani Investments, the Early Bird Sewing project, the Masibambane Disabled Centre, the Galacia Investment Trust and the Ikwezi Youth Development. Nearly 80% of this group is represented by women;

Tswelopele Mineral and Energy Holdings which includes various 100% black-owned groups such as the Uphaphe Empowerment Trust, Kopano Utilities and Resources (a Cosatu investment company) and Libalele Property Enterprises, an urban women's group.

Amandl'Embokodo is a wholly black-owned women's consortium with about 1 400 direct beneficiaries and an estimated 250 000 indirect beneficiaries. The main groups involved include Dyonodisani Women in Oil, Gas and Energy (Pty) Limited, Fukama Trust, Helping Hand Investment Holding (Pty) Limited, Motsheo Trust and African Women in Mining and Energy Focus.

previous Exel shareholders will hold about 47% of the equity in Tshwarisano. Major participants include Nozweni (Pty) Limited, the Autoworkers provident and pension funds and Phakisang Investments (Pty) Limited.
Nozweni is jointly owned by the Nozala Trust and Nozala Resources. The Nozala Trust is established for the benefit of about 500 000 needy and mostly rural women. Nozala Resources is represented by a number of prominent business women and contributes 20% of its dividends to the Nozala Trust for upliftment programmes.

The Autoworkers provident and pension funds have about 145 000 members who mostly work in retail fuel service stations. More than 98% of the beneficiaries of these funds are black people.

Phakisang Investments is represented by previous long-serving shareholders in Exel who have had, or continue to have, investments in retail fuel service stations.

Sasol is also establishing the Batho Trust within Tshwarisano for the benefit of the severely under-privileged and poor. "We will facilitate R30 million to its formation. Independent trustees will be appointed to administer this trust on behalf of the beneficiaries," says Sasol deputy CE Trevor Munday.

He adds that Sasol is also contributing another R15 million to the establishment within Tshwarisano of an Uhambo Employees Trust for the intended benefit of Uhambo Oil employees and their families. "Petronas has confirmed its intention also to contribute to this employees' trust," says Munday.

"We are particularly pleased about the broad composition profile of Tshwarisano. The direct beneficiaries of Tshwarisano number many hundreds of thousands of historically disadvantaged South Africans. More than 50% are women. The indirect beneficiaries number an estimated three million people," says Tshwarisano chairman Dr Penuell Maduna. He adds that beneficiaries also include the youth, the disabled and rural communities.

Maduna, who as Tshwarisano's lead promoter worked with Sasol to structure the broad-based empowerment consortium, says that by providing its balance sheet as a guarantee for the debt financing, Sasol's empowerment shareholders are in a much stronger position to accrue considerable long-term business benefits. "Sasol has ensured that this is a sustainable empowerment transaction," says Maduna.

"Traditionally, in all the BEE deals done so far, women have been an after-thought. The difference here is that women are leading the deal – 54% of the value of the deal goes to women beneficiaries," says Tshwarisano promoter Hixonia Nyasulu.

The facilitation by Sasol

Sasol has worked with the promoters and advisors of Tshwarisano for about a year to develop this empowerment transaction, says Munday. He adds that the specific objectives of the transaction were to ensure that:

it will be enduringly broad-based with a high proportion of women participants;

all shareholdings will be financially secure and unencumbered as soon as possible so that benefits will flow to the beneficiaries within a reasonable time period; and

 the broad-based beneficiaries' shareholdings will be properly governed.

"In pursuit of these objectives we have provided independent and ongoing business, financial and legal advice to the promoters and Tshwarisano," says Munday.

Specifically, Sasol will:

through Sasol Financing (Pty) Limited, and jointly with JP Morgan and Nedbank, arrange and structure the senior-debt financing required by Tshwarisano amounting to about R1,1 billion;

provide guarantees for this debt to the participating banks which will lower the cost of borrowing to be incurred by Tshwarisano during the debt term by an estimated R450 million;

waive and not recover guarantee fees which would normally be charged to the beneficiaries resulting in a further benefit to Tshwarisano of R170 million; and

pay advising, arranging and structuring fees to Tshwarisano's advisors amounting to about R80 million.

"The total financial facilitation and support provided by Sasol amounts to nearly R1 billion, of which R620 million is provided through the benefit of guarantees," says Munday. "The balance is provided through payment of Tshwarisano costs, the formation of trusts and the discount from full valuation provided to Tshwarisano for its shareholding."

Munday says that this discount recognises the value its participation offers Sasol in terms of business sustainability and future credibility in South Africa. "It is envisaged that considerable longer term business benefits will accrue to shareholders as a result of this discount and the empowered status of Uhambo Oil, or should the joint venture not be allowed, Sasol's liquid fuels business."

Nyasulu adds: "The Sasol guarantee means that the banks will lend to Tshwarisano at about the same rate that they would have lent to Sasol."

Uhambo Oil: the business Tshwarisano is investing in

Subject to the approval by the Competition Tribunal, the planned merging of Sasol's liquid fuels business with Engen to form Uhambo Oil will result in the largest liquid fuels business in South Africa.

Supported by component supplies from Sasol's synthetic fuels facilities at Secunda, Sasol's share of the Natref crude oil refinery in Sasolburg and Engen's crude oil refinery at Durban, Uhambo Oil will produce about 48% and market about 34% of South Africa's liquid fuels. Uhambo Oil will market fuel to retail and commercial customers throughout the continent. It will comprise some 1 600 retail service stations branded as Engen, Sasol and Exel. The joint venture will have operations in 14 African countries and its geographic scope will include the whole of sub-Saharan Africa.

The joint venture is considered to be a merger of equals. It will be a business with substantial scale that will provide opportunities for significant synergies and efficiencies.

Tshwarisano will benefit from the value-chain benefits and combining of skills and strengths that the formation of Uhambo Oil will offer, subject to the approval by the Competition Tribunal. It will take part in all the synergies derived from the proposed merger of Sasol and Engen – from the production and fuel refining businesses right through to the retail forecourts throughout sub-Saharan Africa.

"Tshwarisano means 'pulling together' in Sesotho. This is an apt name for our empowerment partner for our liquid fuels business. Jointly we will pull together to grow the South African economy and 'reach new frontiers'," says Davies.

22 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September 2005

By: /s/ N L Joubert
      Name: Nereus Louis Joubert
      Title: Company Secretary